EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Baker Hughes Company:

We consent to the incorporation by reference in the registration statements (Nos. 333-227165 and 333-219141) on Form S-8, (No. 333-228341) on Form S-3, and (No.333-216991) on Form S-4 of Baker Hughes Company of our reports dated February 25, 2021, with respect to the consolidated statements of financial position of Baker Hughes Company and subsidiaries as of December 31, 2020 and 2019, and the related consolidated statements of income (loss), comprehensive income (loss), changes in equity, and cash flows for the three-years ended December 31, 2020, and the related notes (collectively, the consolidated financial statements), and the effectiveness of internal control over financial reporting as of December 31, 2020, which reports appear in the December 31, 2020 annual report on Form 10-K of Baker Hughes Company.

/s/ KPMG LLP
Houston, Texas
February 25, 2021